UNITED STATES
SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported): **September 25, 2009**

Timberline Resources Corporation

(Exact name of registrant as specified in its charter)

Delaware	**001-34055**	**82-0291227**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

101 East Lakeside Avenue, **Coeur d'Alene, ID**	**83814**
(Address of principal executive offices)	(Zip Code)

Registrants' telephone number: **(208) 664-4859**

n/a
(Former Name or Former Address if Changed
Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[   ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[   ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act   (17 CFR 240.14d-2(b))

[   ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 - Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers: Compensatory Arrangements of Certain Officers.

On September 25, 2009, the Board of Directors of Timberline Resources Corporation (the "Company") appointed Paul Dircksen as Executive Chairman and Chairman of the Board of Directors.

Mr. Dircksen has over 35 years of experience in the mining and exploration industry, serving in executive, managerial, and technical roles at several companies. He has been a Company director since January 2005 and Vice President of Exploration since May 1, 2006. Working in the United States and internationally, he has a strong technical background, serving as a team member on approximately nine gold discoveries, six of which later became operating mines. From January 2005 to May 2006 he was self employed as a consulting geologist until joining Timberline Resources. Mr. Dircksen was the president of Brett Resources from January 2004 to December 2004, and prior to that, from January 2003 to December 2003, he was President of Bravo Venture Group, a junior exploration company. During 2002 he was self employed as an independent mineral geologist. Between 1987 and 2001, Mr. Dircksen was Senior Vice-President of Exploration for Orvana Minerals Corp. He holds an M.S. in Geology from the University of Nevada. Mr. Dircksen currently serves as a director of Bravo Venture Group and is employed on a full-time basis with Timberline Resources.

There are no family relationships between Mr. Dircksen and any director or executive officer of the Company. Mr. Dircksen has not entered into any related party transactions with the Company that are required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Item 7.01 Regulation FD Disclosure.

On October 1, 2009, Timberline Resources Corporation (the "Company") issued a press release entitled "Timberline Appoints Executive Chairman and Nears Completion of 2009 Surface Drill Program." A copy of the press release is attached as Exhibit 99.1 and incorporated herein by reference.

In accordance with General Instruction B.2 of Form 8-K, the information in this report, including the exhibits attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended ("the Exchange Act"), nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

  (d) Exhibits

Exhibit No.   Description
99.1   Press Release, October 1, 2009*

*The Exhibit relating to Item 7.01 is intended to be furnished to, not filed with, the SEC pursuant to Regulation FD.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Timberline Resources Corporation


Date: October 1, 2009   By: /s/ Randal L. Hardy
                                    Randal L. Hardy
                                    Chief Executive Officer, Chief Financial Officer and Director

Exhibit 99.1

PRESS RELEASE



Timberline Appoints Executive Chairman and Nears Completion of 2009 Surface Drill Program

October 1, 2009 – Coeur d'Alene, Idaho – **Timberline Resources Corporation (NYSE Amex: TLR)** ("Timberline") announced today that Paul Dircksen has been appointed to the position of Executive Chairman of the Board. The Company is pleased to have Mr. Dircksen assume the role of Chairman as it proceeds with the development of the Butte Highlands Gold Project and continues to enact its unique business model.

Mr. Dircksen has been an integral part of the growth and history of the company. In addition to his role as Chairman, he will continue with his current responsibilities as Vice President of Exploration, which include advancing the current projects and focusing on the identification, evaluation, and acquisition of advanced-stage exploration projects with near-term production potential. As previously announced, Timberline's prior Chairman, John Swallow, who was instrumental in the growth of the Company and the implementation of its successful business model, stepped down earlier this month and will continue to provide input to Company management on a consulting basis.

Mr. Dircksen has undergraduate and graduate degrees in geological engineering and exploration geology from the University of Nevada Reno, Mackay School of Mines. He has over three decades of experience working in the minerals industry with a focus on the identification, evaluation, and development of mineral resource projects. He has been part of the team responsible for the recognition and exploration of nine gold resource discoveries, six of which have become operating mines and one of which is currently in development. Mr. Dircksen has served in various positions for resource companies during his career including Senior Mine Geologist, VP Acquisition/Business Development, VP Exploration, and President.

Additionally, development and exploration continues at the Butte Highlands Gold Project. Timberline is nearing completion of its 2009 surface drilling program, which consists of four reverse circulation drill holes totaling approximately 3,500 feet for hydrologic modeling, and five exploration core holes totaling approximately 7,500 feet. Assay and hydrologic study results will be forthcoming in the next few weeks along with an updated resource estimate. The site is also being prepared for the construction of surface facilities and the portal which will be collared within the next month.

More information and updates are available on the company's web site at www.timberline-resources.com.

Timberline Resources Corporation is a diversified gold company comprised of three complementary business units: a mine in production with upcoming gold production, exploration and drilling services. Its unique, vertically-integrated business model provides investors exposure to gold production, the "blue sky" potential of exploration, and the "picks and shovels" aspect of the mining industry. Timberline has contract core drilling subsidiaries in the western United States and Mexico and an exploration division focused on district-scale gold projects with the potential for near-term, low-cost development. The Company has formed a 50/50 joint venture with Highland Mining, LLC, an affiliate of

Small Mine Development, LLC, at its Butte Highlands Gold Project and has begun development in 2009. Timberline is listed on the NYSE Amex and trades under the symbol "TLR".

Statements contained herein that are not based upon current or historical fact are forward-looking in nature. Such forward-looking statements reflect the Company's expectations about its future operating results, performance and opportunities that involve substantial risks and uncertainties, including but not limited to the Company's 50/50 joint venture with Highland Mining LLC, the development and production of the Company's Butte Highlands project, and the Company's expected operations in 2009. When used herein, the words "anticipate," "believe," "estimate," "upcoming," "plan," "intend" and "expect" and similar expressions, as they relate to Timberline Resources Corporation, or its management, are intended to identify such forward-looking statements. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties, and other factors that could cause the Company's actual results, performance, prospects, and opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, such factors, including risk factors, discussed in the Company's Annual Report on Form 10-KSB for the year ended September 30, 2008. Except as required by the Federal Securities law, the Company does not undertake any obligation to release publicly any revisions to any forward-looking statements.

Contact Information:
Randal Hardy, CEO
Phone: 208.664.4859